1-A/A

Wintree Energy Corporation

c/o: Francis P. Manzo III
5402 Brittany
Mc Henry, IL 60050

Received SEC
AUG 1 1 2008
Washington, DC 20549

RECEIVED
AUG 1 1 2008
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

August 11, 2008

Mr. Damon Colbert
Securities & Exchange Commission
100 F Street, NE, Room 3582
Washington, DC 20549

Re: Wintree Energy Corporation. Form 1-A
Via fax: (703) 813-6963

Dear Mr. Colbert:

With regards to our previous filing dated August 1, 2008 of Form 1-A for Wintree Energy Corporation, we do hereby amend such to include the qualifying and delaying language needed for proper execution to read:

> **This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

Should you have any questions or comments please direct them to the undersign.

Kind regards,

Francis Manzo
President
Wintree Energy Corporation
5402 Brittany Drive
Mc Henry, IL 60050-3354
(815) 575-4815 (Cell)

PROCESSED
AUG 1 3 2008
THOMSON REUTERS

END